

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2020

Marco Alfonsi
Chief Executive Officer
Can B Corp
960 South Broadway, Suite 120
Hicksville, NY 11801

> **Re: Can B Corp**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed July 17, 2020**
> **File No. 024-11233**

Dear Mr. Alfonsi:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 24, 2020 letter.

Amendment No. 1 to Form 1-A Filed July 17, 2020

Dilution, page 15

1. We note your response and related revisions to our comment 3. Please revise to provide the amount of dilution to investors at the various levels of funding received from the offering. Indicate the dilution to investors at the 25%, 50%, 75%, and 100% funding levels.

You may contact Stephen Kim at 202-551-3291 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services